Exhibit 99.1

Cellectis Patent Encompassing Broad Uses of Gene Editing Technologies Maintained by USPTO

U.S. Patent 8,921,332 Refers to the Use of Chimeric Endonucleases, such as Zinc Finger Nucleases, TAL-effector Nucleases, Mega-TALs and CRISPR-Cas9 to Perform Gene Insertion into Cell Genomes

NEW YORK--(BUSINESS WIRE)--May 10, 2017--Regulatory News:

Cellectis (Alternext: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that U.S. patent 8,921,332, which claims the use of chimeric restriction endonucleases for directing chromosomal gene editing in cells by homologous recombination (HR), initially issued on Dec. 30, 2014, has been upheld by the United States Patent and Trademark Office (USPTO) after a reexamination initiated in October 2015.

U.S. patent 8,921,332 claims a general method for modifying chromosomal DNA sequences at a genomic site of interest within a cell by using a chimeric restriction endonuclease such as zing finger nucleases, TAL-effector nucleases, Mega-TALs and CRISPR/Cas9. This technique, commonly referred to as gene targeting or targeted insertion, is now frequently used to modify the genome within plants, animals and cell lines.

The inventors of this patent are Dr. André Choulika, Cellectis’ Chairman and CEO, and Dr. Richard C. Mulligan, a Harvard Medical School Professor. Institut Pasteur and Boston Children’s Hospital, the owners of the patent, have granted exclusive rights to Cellectis under this patent. It belongs to a patent family that claims the basic uses of chimeric restriction nucleases for gene editing in cells.

Following the patent’s reexamination, the USPTO issued a Notice to Issue Reexamination Certificate in which it is stated that all 55 claims of the patent are maintained, asserting that: "The '632 patent, Smith et al., the '150 patent, Kim et al. and the '261 patent individually or in combination neither teach or suggest the method of modifying a specific sequence in a chromosomal DNA of a cell in vitro by contacting the cell with a chimeric restriction endonuclease and a targeted DNA as recited in the present claims."

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 17 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Media:
Jennifer Moore, VP of Communications, 917-580-1088
media@cellectis.com
or
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241
ckasunich@kcsa.com
or
IR:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008
simon.harnest@cellectis.com